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                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549




                                          FORM 11-K
                                        ANNUAL REPORT




[X]  Annual report pursuant to Section 15(d) of the Securities Exchange
Act of 1934


For the fiscal year ended           December 31, 1994
                           ------------------------------------------

                               Commission File Number 1-9936




                              EMPLOYEE STOCK OWNERSHIP PLAN

                                    FOR EMPLOYEES OF

                            SOUTHERN CALIFORNIA EDISON COMPANY
                                 (Full Title of the Plan)





                                         SCEcorp
                                    (Name of Issuer)






        2244 WALNUT GROVE AVENUE (P.O. Box 800), ROSEMEAD, CALIFORNIA 91770
                        (Address of principal executive office)
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                          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants in the Employee Stock Ownership Plan of Southern California Edison Company and the Board of Directors of SCEcorp:

    We have audited the accompanying statements of financial condition of the Employee Stock Ownership Plan of Southern California Edison Company (the Plan) as of December 31, 1994, and 1993, and the related statements of income and changes in Plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of Southern California Edison Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1994, and 1993, and the income and changes in Plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.




                                                  ARTHUR ANDERSEN LLP
                                                  ARTHUR ANDERSEN LLP

Los Angeles, California
March 29, 1995
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                                EMPLOYEE STOCK OWNERSHIP PLAN
                                             OF
                             SOUTHERN CALIFORNIA EDISON COMPANY

                              STATEMENTS OF FINANCIAL CONDITION


                                                                       December 31,
                                                                  ----------------------
                                                                    1994          1993
                                                                  ---------     --------
                                                                  (Dollars In thousands)

                                    ASSETS

Cash and Equivalents. . . . . . . . . . . . . . . . . . . . . .  $     --        $      1
Investment in Stock, at market value --
     SCEcorp common stock --
     8,812,862 shares (cost --
     $116,038) at December 31, 1993 . . . . . . . . . . . . . .        --         176,257
                                                                 --------        --------
                                                                 $     --        $176,258
                                                                 ========        ========

                                 PLAN EQUITY

Plan Equity . . . . . . . . . . . . . . . . . . . . . . . . . .  $     --        $176,258
                                                                 --------        --------

                                                                 $     --        $176,258
                                                                 ========        ========



















The accompanying notes are an integral part of these financial statements.
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                                EMPLOYEE STOCK OWNERSHIP PLAN
                                             OF
                             SOUTHERN CALIFORNIA EDISON COMPANY

                       STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


                                                           Year Ended December 31,
                                                   ---------------------------------------
                                                     1994            1993           1992
                                                   --------        --------       --------
                                                               (In thousands)

Investment Income:
  Dividends on common stock . . . . . . . . . .    $  9,699      $ 20,215        $ 20,832
  Interest on temporary investments . . . . . .          12            14              13
  Less: Plan administration expenses. . . . . .          63           100             100
                                                   --------      --------        --------
     Net investment income. . . . . . . . . . .       9,648        20,129          20,745
                                                   --------      --------        --------
Decrease in Value of Investment
  in Stock. . . . . . . . . . . . . . . . . . .     (48,927)       (4,955)        (19,928)
                                                   --------      --------        --------
     Net investment income and change
       in value of investment in stock. . . . .     (39,279)       15,174             817
                                                   --------      --------        --------

Distributions to Participants or
  their Beneficiaries . . . . . . . . . . . . .     136,979       173,704          17,586
                                                   --------      --------        --------
     Net decrease in Plan Equity. . . . . . . .    (176,258)     (158,530)        (16,769)

Plan Equity, Beginning of Year. . . . . . . . .     176,258       334,788         351,557
                                                   --------      --------        --------
Plan Equity, End of Year. . . . . . . . . . . .    $     --      $176,258        $334,788
                                                   ========      ========        ========























The accompanying notes are an integral part of these financial statements.
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                                EMPLOYEE STOCK OWNERSHIP PLAN
                                             OF
                             SOUTHERN CALIFORNIA EDISON COMPANY

                                NOTES TO FINANCIAL STATEMENTS


Note 1.  Summary of Plan Provisions


   Description of the Plan --

       Southern California Edison Company (Edison) established the Employee Stock Ownership Plan (Plan) and Trust, effective January 1, 1976, for the benefit of its employees (including those employees of The Mission Group, an affiliate) who are eligible to participate (Participants) and their beneficiaries. Wells Fargo Bank (Trustee) acted as trustee of the Plan through March 31, 1993. Effective April 1, 1993, the trustee function was transferred to First Interstate Bank.

       Edison has elected to amend the Plan to provide for the systematic transfer of amounts that have been held by the Plan for 84 months or more to the Stock Savings Plus Plan of Edison. The asset transfers were completed by November 1994. The Plan was terminated effective December 31, 1994.


   Edison contributions --

       In response to changes in tax laws, the funding of employee stock ownership plans was changed effective January 1, 1983, from a method based on Investment Tax Credit (ITC) to a payroll-tax-credit-based method. The Plan was amended effective July 21, 1983, to be eligible for this method of funding. Edison contributions for Plan years 1983-1984 could not exceed 1/2% of the total Edison payroll for the year. As a result of other tax law changes, the payroll tax credit does not apply to employee compensation paid or accrued after December 31, 1986.

       There were no contributions by Edison or Participants in 1994, 1993 or 1992.


   Subsequent disallowance and recapture --

       In the event of recapture or disallowance of tax credits forming the basis of Edison contributions after 1978, Edison may deduct such amounts on its tax return (subject to certain Internal Revenue Code (Code) limitations). Such amounts may not be withdrawn from the Plan. Edison has been audited for tax years through 1988. As of December 31, 1994, final determinations had not been made for audited years after 1982.


   Tax status of the Plan and Trust --

       The Plan, as amended effective May 21, 1986, qualifies under the requirements of Sections 401(a) and 409(a) of the Code. Edison
contributions and earnings from qualified plans are not taxable to the
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                            EMPLOYEE STOCK OWNERSHIP PLAN
                                         OF
                         SOUTHERN CALIFORNIA EDISON COMPANY

                      NOTES TO FINANCIAL STATEMENTS (Continued)



Note 1.  Summary of Plan Provisions (Continued)


   Tax status of the Plan and Trust -- (continued)

Participants until distributed under the provisions of Section 402 of the Code. A determination request has been submitted to the IRS with respect to Plan changes adopted since that time requesting the IRS to confirm that the Plan met all qualifications requirements in effect on the date of its termination. In Edison's opinion, amendments made subsequent to May 21, 1986, will not affect the tax exempt status of the Plan.


   Plan administration expenses --

       Administrative expenses of the Trustee and other Plan expenses are paid from the Plan assets, subject to a Code limitation based upon Plan income. Amounts which exceed the limitation stated under the Plan are paid by Edison.

Note 2.  Summary of Significant Accounting Policies


   Valuation of investments --

       Investments are stated at market value. Share figures reflect the two-for-one split of SCEcorp common stock effective June 1, 1993. The change in the difference between market value of investments and cost determined on an average cost basis during the year is reflected as the "Decrease in Value of Investment in Stock" on the Statements of Income and Changes in Plan Equity.


   Cost of investments --

       All shares purchased for the Plan from June 1992 through the termination of the Plan were acquired on the open market, with cost determined on an average cost basis. For the period October 1991 through May 1992, all shares were purchased directly from SCEcorp, with cost determined using the average of the closing prices quoted on the New York Stock Exchange for the five consecutive trading days immediately preceding the dividend payment date.


Note 3.  Distributions to Participants or their Beneficiaries

       Distributions of accumulated Plan benefits upon the death of a Participant are made as soon as possible after the end of the calendar month in which participation ends. Distributions to Participants who have separated from service for reasons other than retirement and who have elected to defer distribution to a later month are made as soon as
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                              EMPLOYEE STOCK OWNERSHIP PLAN
                                           OF
                           SOUTHERN CALIFORNIA EDISON COMPANY

                        NOTES TO FINANCIAL STATEMENTS (Continued)


Note 3.  Distributions to Participants or their Beneficiaries (Continued)


possible after the end of the month in which they elect to end participation, but no later than the end of the Plan year in which they attain age 65. Distributions to retired Participants are made as soon as possible after the close of the month in which a distribution election is made. Retired Participants may elect to receive their distributions as of the end of any month until the end of the Plan year in which they attain age 70 1/2. Distributions made to Participants or their beneficiaries were as follows:


                                           1994                    1993                 1992
                                    -------------------    ------------------    ------------------
                                                Market                Market                Market
                                    Cost        Value      Cost       Value      Cost       Value
                                    ----        ------     ----       ------     ----       ------
                                                             (In thousands)

       Stock distributions. . . . $122,325    $133,470    $89,857   $168,629     $5,510     $10,615
       Cash distributions . . . .    3,362       3,509      2,967      5,075      3,886       6,971
                                  --------    --------    -------    --------   -------     -------
       Total distributions to
          Participants. . . . . . $125,687    $136,979    $92,824   $173,704     $9,396     $17,586
                                  ========    ========    =======   ========    =======     =======

      Participant withdrawals, which are settled in cash, are funded through the sale of investment stock. Therefore the market values reflected in the preceding table represent the proceeds received by the Plan upon disposition.

      Distributions and withdrawals made by Participants as of December 31 but not yet paid by the Plan are classified as a component of Plan equity instead of liabilities. Withdrawing Participants at December 31, 1993, elected to receive 14,324 shares valued at $286,480 and cash of $222,488.


Note 4.  Unrealized Market Appreciation of Value of Investment in Stock

      Unrealized market appreciation of shares of SCEcorp common stock held by the Plan is the difference between the acquisition cost and the market value of such shares. Unrealized market appreciation at the beginning of each year is reconciled to the unrealized market appreciation at the end of each year as follows:
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                           EMPLOYEE STOCK OWNERSHIP PLAN
                                        OF
                        SOUTHERN CALIFORNIA EDISON COMPANY

                    NOTES TO FINANCIAL STATEMENTS (Continued)


Note 4.   Unrealized Market Appreciation of Value of Investment in Stock
          (Continued)


                                                              1994            1993           1992
                                                            --------        --------       --------
                                                                        (In thousands)

       Unrealized market appreciation,
          beginning of year . . . . . . . . . . . . . . . .  $60,219        $146,054       $174,172
       Decrease in value of investment
          in stock. . . . . . . . . . . . . . . . . . . . .  (48,927)       (4,955)        (19,928)
       Realized gain from sales of stock. . . . . . . . . .     (147)       (2,108)         (3,085)
       Realized gain from stock distributions . . . . . . .  (11,145)      (78,772)         (5,105)
                                                            --------       --------        --------
       Unrealized market appreciation, end of year. . . . . $     --        $60,219        $146,054
                                                            ========       ========        ========

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                                         SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     SOUTHERN CALIFORNIA EDISON COMPANY
                                     EMPLOYEE STOCK OWNERSHIP PLAN




                                     By           Georgia R. Nelson
                                        ------------------------------------
                                                  Georgia R. Nelson
                                                        Chair
                                                 Employee Benefits/
                                               Health Care Committee


March 29, 1995

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                                        EXHIBIT INDEX


Exhibit
Number                                  Description
-------                                 -----------

    1 Summary Annual Report of Employee Stock Ownership Plan of Southern California Edison Company for the year ended December 31, 1993.

    2       Consent of Independent Public Accountants.

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